Exhibit 2.18

AMENDMENT TO

THE PURCHASE AGREEMENT

This AMENDMENT (the “Amendment”) TO THE PURCHASE AGREEMENT, dated as of July 8, 2010 (the “Purchase Agreement”), by and among Aveon Holdings I L.P., a Delaware limited partnership (the “Purchaser”), Banyan Capital Partners, LLC, a Delaware limited liability company (the “Company”), and Laurence R. Benedict (the “Seller”), is effective as of the 21st day of December, 2010, by and among the Purchaser, the Company and the Seller. Capitalized terms used herein but not defined herein shall have the meaning set forth in the Purchase Agreement.

WHEREAS, the parties signatory hereto are the parties to the Purchase Agreement; and

WHEREAS, pursuant to Section 12.3 of the Purchase Agreement, the Purchase Agreement may not be amended except by an instrument in writing signed and delivered on behalf of the Purchaser and each of the Sellers.

NOW, THEREFORE, in consideration of the mutual covenants herein expressed, and for other good and valuable consideration, the receipt and sufficiency of which hereby is acknowledged, the parties hereto hereby agree as follows:

1.      Unless otherwise defined in this Amendment, terms defined in the Purchase Agreement are used in this Amendment with the meanings given to them in the Purchase Agreement.

2.      The definition of “Expiration Date” found in Exhibit A-Defined Terms of the Purchase Agreement is hereby deleted in its entirety and replaced by the following:

“Expiration Date” means February 11, 2011.

3.      Section 2.2 of the Purchase Agreement is hereby amended by inserting at the end thereof the following paragraphs (d) and (e):

“(d)    If one or more changes in federal income tax law or regulation are effected with respect to 2011 in comparison to the laws and regulations applicable with respect to 2010, then the Purchaser shall pay to the Seller, as an addition to the Purchase Price, an amount (on an after-tax basis) equal to the excess, if any, of the Seller’s actual income tax liability for 2011 in respect of income and gains related to the Purchase Price over the Seller’s income tax liability for 2011 in respect of income and gains related to the Purchase Price computed as if the laws and regulations applicable in 2011 were those that would have applied to a transaction that closed in 2010.

(e)      The Purchaser, the Company and the Seller intend, and each covenants to use its best efforts, to enter into a mutually agreeable restructuring of the current performance fee paid by Banyan Capital Fund Limited pursuant to which such fee shall be replaced with a performance allocation within Banyan Capital Master Fund Limited, allocated to a restricted purpose limited liability company in which the Seller (or an entity controlled by him) is the managing member and the Company (or an affiliate of the Purchaser designed by the Purchaser) is the sole other member, and further reallocated to the Company (or such affiliate designated by the Purchaser) for reallocation in accordance with terms of the Amended LLC Operating Agreement, that is intended to be treated for tax purposes as a distributive share of partnership income. It is expected that such restructuring will be implemented early in 2011, promptly after the Closing. If the Company or the Seller shall suffer any income tax disadvantage as a result of the restructuring occurring at that time instead of on January 1, 2011, then the Purchaser (or such affiliate of the Purchaser) shall indemnify the Seller against such adverse tax consequence (on an after-tax basis) by having its share of such performance allocation reduced, with the Seller receiving a corresponding increase in his share of such performance allocation, to the extent necessary to eliminate such tax disadvantage. The Purchaser shall bear 50% of the legal fees payable to counsel for the Seller and his affiliates, both before and after the date of this Amendment, in connection with effecting such restructuring.

4.      Section 7.8 of the Purchase Agreement is hereby amended by adding at the end thereof the following proviso: “, provided that this Section 7.8 shall not, and shall not be construed to, (i) limit the Seller’s right, in the Seller’s sole discretion, at any time in the future to cease, in whole or in part, to manage BEM and to provide investment management services to the Funds (subject to the other provisions of this Agreement and the Amended LLC Operating Agreement) or (ii) impose any liability, limitation, forfeiture or other consequence upon the Seller as a result of such a cessation in addition to those imposed by the other provisions of this Agreement and the Amended LLC Operating Agreement.”

5.      Paragraph 8.2(f) of the Purchase Agreement is hereby deleted in its entirety.

6.      This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the conflicts of law principles thereof.

7.      Except as so modified pursuant to this Amendment, the Purchase Agreement is ratified and confirmed in all respects. This Amendment shall be effective as of the date hereof.

8.      This Agreement may be executed (i) by facsimile or portable document format (PDF) and (ii) in two or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the day and year first written above.

AVEON HOLDINGS I L.P.

By: Aveon Holdings I GP, Inc., its general partner

By:	/s/ John Hassett
Name: John Hassett
Title: President and Chief Executive Officer

BANYAN CAPITAL PARTNERS, LLC

By:	/s/ Laurence R. Benedict
Name: Laurence R. Benedict
Title:

SELLER

By:	/s/ Laurence R. Benedict
Laurence R. Benedict